NEWS FOR IMMEDIATE RELEASE

Electrovaya Announces Results of Annual and Special Meeting of Shareholders

Toronto, Ontario - March 27, 2023 - Electrovaya Inc. (TSX: EFL) (OTCQB: EFLVF) (the "Company") is pleased to announce that all of the resolutions that shareholders were asked to consider at its 2023 Annual and Special Meeting held on March 24th, 2023 in Toronto, Ontario, were approved. The five directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Raj Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson and Mr. Kartick Kumar, were each elected as directors by over 98% of the votes cast for and less than 2% of the votes withheld at the Meeting for each director individually. Detailed results of the vote are set out below:

Nominee	Votes For	Votes	Percentage of	Percentage of Votes
		Withheld	Votes For	Withheld
Dr. Sankar Das Gupta	80,810,512	835,279	98.98%	1.02%
Dr. Carolyn Hansson	80,366,705	1,279,086	98.43%	1.57%
Dr. James K. Jacobs	81,131,465	514,326	99.37%	0.63%
Mr. Kartick Kumar	81,071,191	574,600	99.30%	0.70%
Dr. Raj DasGupta	81,129,985	515,806	99.37%	0.63%

Goodman & Associates LLP, were re-appointed as the auditors of the Company.

The special resolution to approve the consolidation of the common shares at the board's discretion was passed with 98.92% voting in favour and 1.08% voting against the resolution.

Additional details are included in the report of voting results filed under the Company's profile on SEDAR at www.sedar.com.

For more information, please contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.